Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Atrion

NEWS RELEASE
FOR IMMEDIATE RELEASE

ATRION ANNOUNCES PLANS FOR ISSUER TENDER OFFER
AND REPORTS FOURTH QUARTER AND FULL YEAR
RESULTS FROM CONTINUING OPERATIONS

Diluted EPS from continuing operations up 46% for the
quarter and 16% for the year

ALLEN, Texas (February 27, 2003) — Atrion Corporation (Nasdaq/NM-ATRI) announced today that its Board of Directors has approved an issuer tender offer to purchase for cash up to 350,000 shares of its issued and outstanding common stock, par value $.10 per share, at a price of $23.00 per share. The Company plans to commence the tender offer promptly after filing its Form 10-K for the year ended December 31, 2002, which filing is expected to occur on or about March 17.

The Company today announced higher revenues and earnings per share from continuing operations for the year ended December 31, 2002. Revenues for the full year of 2002 increased 3% to $59,533,000 from $57,605,000 in 2001. Income from continuing operations in 2002 of $2.18 per diluted share was 16% higher than the 2001 results of $1.88 per diluted share. The 2002 results are subject to completion of the Company’s audit by its independent auditors.

Commenting on the Company’s results, Emile A. Battat, Chairman, said “For the year, I am pleased that we more than met our financial objective of a 15% growth in diluted earnings per share from continuing operations despite the small increase in revenue. In fact, this measure of growth would increase to 24% over the prior year if 2001’s gain from the sale of a patent were excluded. Most of our major product lines experienced meaningful growth in 2002. However, a decline in sales of our contact lens disinfection cases in the second and third quarters materially offset the sales growth in our other product lines. Cost control, elimination of goodwill amortization and a smaller number of outstanding shares for the year contributed significantly to our achieving our earnings per share from continuing operations growth objective.”

Atrion’s revenues for the fourth quarter increased 21% to $15,271,000 compared with $12,607,000 in the same period in 2001. On a diluted per share basis, income from continuing operations for the 2002 period increased 46% to $.57 from $.39 in the fourth quarter of 2001.

Additionally, Mr. Battat said, “Sales in the last quarter of 2002 were the highest for any reporting period for the year. This reflected improvements in most of our major product lines including the sales of our contact lens disinfection cases. Changes from the same

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ATRI Announces Plans For Issuer Tender Offer and Reports Fourth Quarter and Full Year Results From
Continuing Operations
February 27, 2003	Page 2

quarter in 2001 are accentuated by the fact that the 2001 period was the weakest quarter of that year, following the events of September 11, 2001.”

Atrion Corporation designs, develops, manufactures, sells and distributes products and components primarily to medical markets worldwide.

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     This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of the Company’s common stock. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase and related materials will be sent to stockholders of the Company at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov.

Contact:	Jeffery Strickland Vice President and Chief Financial Officer (972) 390-9800

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ATRI Announces Plans For Issuer Tender Offer and Reports Fourth Quarter and Full Year Results From
Continuing Operations
February 27, 2003	Page 3

ATRION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Three Months Ended		Twelve Months Ended
	December 31		December 31

	2002	2001	2002	2001

Revenues	$15,271	$12,607	$59,533	$57,605
Cost of Goods sold	10,532	7,913	39,236	35,777

Gross profit	4,739	4,694	20,297	21,828
Operating Expenses	3,297	3,533	14,515	16,008

Operating income	1,442	1,161	5,782	5,820

Interest expense, net	(67)	(6)	(354)	(223)
Other income (expense), net	57	32	40	468

Income before income taxes	1,432	1,187	5,468	6,065
Income tax provision	401	274	1,403	1,803

Income from continuing operations	$1,031	$913	$4,065	$4,262

Earnings per basic share from continuing operations	$.60	$.44	$2.37	$2.10

Weighed average basic shares outstanding	1,709	2,067	1,711	2,033

Earnings per diluted share from continuing operations	$.57	$.39	$2.18	$1.88

Weighted average diluted shares outstanding	1,816	2,325	1,863	2,272

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ATRI Announces Plans For Issuer Tender Offer and Reports Fourth Quarter and Full Year Results From
Continuing Operations
February 27, 2003	Page 4

ATRION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Dec. 31,	Dec. 31,
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$353	$542
Accounts receivable	6,721	7,559
Inventories	10,311	11,114
Prepaid expenses	2,273	1,463
Deferred income taxes	1,018	1,268

Total current assets	20,676	21,946

Property, plant and equipment, net	24,450	25,378
Other assets	15,681	18,231

	$60,807	$65,555

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$5,889	$5,446
Long-term debt	10,337	17,125
Other non-current liabilities	2,890	3,809
Stockholders’ equity	41,691	39,175

	$60,807	$65,555

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